SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com June 10, 2021

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Ms. Mara Ransom

Mr. Donald Field

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Mr. James Giugliano

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U.S. Securities and Exchange Commission

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Washington, D.C. 20549

Re:                 Xiaoju Kuaizhi Inc.
CIK No. 0001764757
Registration Statement on Form F-1

Dear Ms. Ransom, Mr. Field, Mr. Parker and Mr. Giugliano:

On behalf of our client, Xiaoju Kuaizhi Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 8, 2021 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on May 21, 2021.

Concurrently with the submission of this letter, the Company is filing the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

The Company plans to file an amendment to the Registration Statement containing a preliminary prospectus with estimated price range and offering size, and launch the road show for the offering as soon as possible but not earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Our Scale, page 2

1.                                      We note your response to our prior comment 5. Please revise the prospectus in an appropriate section to disclose the information in your response so that investors can appreciate why the metric has been included in the prospectus and that the metric does not directly correlate with the company’s revenue but rather has been included as a social responsibility metric. Also, because you provide no other comparative quantitative information that dates to 2015, the length of time appears to lack sufficient context and seems inappropriate.

In response to the Staff’s comment, the Company has revised the period covered by the metric to coincide with the periods covered by the financial statements included in the Registration Statement. The Company has also revised the disclosure on pages 162, 163, 164 and 180 of the Registration Statement to explain that the metric in question is a social responsibility metric.

2.                                      We note that you present Annual Active Users, Annual Active Drivers and Average Daily Transactions for the twelve months ended March 31, 2021. If available, in an appropriate place in your prospectus, please revise to present this information for your fiscal year ended December 31, 2019, or a similarly comparable period, so that investors can appreciate your historical scale relative to your current scale.

In response to the Staff’s comment, the Company has revised the disclosure on pages 159, 163 and 164 of the Registration Statement to add the corresponding figures for the fiscal year ended December 31, 2019.

3.                                      Tell us what consideration you gave to presenting GTV solely for your Core Platform. Alternatively, revise to enhance your explanation of the GTV that is not attributable to your Core Platform. If attributable to Other Initiatives, please revise to include Operating Metrics such as GTV on page 106, similar to your presentation for your other revenue streams.

The Company respectfully advises the Staff that Core Platform GTV refers to the sum of the GTV for the Company’s China Mobility and International businesses. The Company views Core Platform GTV as a key operating metric to evaluate the performance and scale of its shared mobility and international food delivery businesses, which are the Company’s core business that has accounted for substantially all of the Company’s revenue in the past three years.

GTV for the total platform that is not attributable to the Core Platform is primarily attributable to the Other Initiatives line item in the Company’s revenue composition. Other Initiatives comprise multiple businesses at varying stages with different nature and business models, including but not limited to intra-city freight, autonomous driving, and financial services businesses, as well as certain auto solutions. The Company does not consider GTV to be an appropriate or meaningful operating metric to describe the performance and scale of its Other Initiatives business on a standalone basis due to the diverse nature, wide range and varying level of development of the businesses included, and the overall insignificant contribution to the Company’s total revenue as a whole.

Risk Factors

Claims and/or regulatory actions against us..., page 51

4.                                      Clarify the new disclosure you have provided to explain the rectifications you were required to make to your business practices. Please also explain the “latest guidance” you received from such regulators, with a view to understanding the anti-monopoly concerns raised by the regulators.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 55 of the Registration Statement.

Results of Operations

Three months ended March 31, 2021 compared to three months ended March 31, 2020

Revenues, page 114

5.                                      You state the number of transactions in the China Mobility segment increased by 156% from 1.1 billion for the three months ended March 31, 2020 to 2.3 billion for the three months ended March 31, 2021. The percentage increase of 156% does not appear to recalculate from the number of transactions you disclose. Please modify your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 119 to “116%” from “156%”.

Principal Shareholders, page 202

6.                                      For the shares held by Steady Prominent Limited, Oriental Holding Investment Limited and New Amigo Holding Limited, clarify whether voting power is shared by the advisory committee or held exclusively by Mr. Cheng, as footnote (2) seems to suggest both outcomes are possible . If voting power is shared by the advisory committee, it is unclear why shares held by such entities are included in Mr. Cheng’s beneficial ownership but excluded from Ms. Liu’s and Mr. Zhu’s beneficial ownership. Please advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 213 and 214 of the Registration Statement.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com, or Amanda Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 +86 10 6533 2098 or via email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Will Wei Cheng, Chairman and Chief Executive Officer, Xiaoju Kuaizhi Inc.

Jean Qing Liu, Director and President, Xiaoju Kuaizhi Inc.

Stephen Jingshi Zhu, Director and Senior Vice President, Xiaoju Kuaizhi Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yi Gao, Esq., Simpson Thacher & Bartlett LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP